UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. )*

Oscient Pharmaceuticals Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68812R303

(CUSIP Number)

November 4, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

DellaCamera Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

998,074

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

998,074

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

998,074

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

DellaCamera Capital Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

998,074

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

998,074

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

998,074

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

DellaCamera Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

998,074

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

998,074

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

998,074

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ralph DellaCamera, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

998,074

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

998,074

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

998,074

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Kurtz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

998,074

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

998,074

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

998,074

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Vincen Spinnato

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

998,074

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

998,074

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

998,074

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reports the shares of Common Stock (as defined below) beneficially owned by the Reporting Persons (as defined below) as of November 12, 2008.

ITEM 1(a).	Name of Issuer:

Oscient Pharmaceuticals Corporation (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Winter Street, Suite 2200

Waltham, Massachusetts 02451

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are: DellaCamera Capital Master Fund, Ltd. (the “Master Fund”), DellaCamera Capital Fund, Ltd. (the “Offshore Fund”), DellaCamera Capital Management, LLC (“DCM”), Ralph DellaCamera Jr. (“Mr. DellaCamera”), Andrew Kurtz (“Mr. Kurtz”) and Vincent Spinnato (“Mr. Spinnato” and collectively with the Master Fund, the Offshore Fund, DCM, Mr. DellaCamera and Mr. Kurtz, the “Reporting Persons”). DCM is the investment manager of the Master Fund. Messrs. DellaCamera, Kurtz and Spinnato are the controlling persons of DCM. The Offshore Fund is the controlling shareholder of the Master fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of each of DCM and Messrs. DellaCamera, Kurtz and Spinnato is 461 Fifth Avenue, 10th Floor, New York, New York 10017.

The business address of each of the Master Fund and Offshore Fund is c/o Meridian Corporate Services Limited, 73 Front Street, P.O. Box HM 528, Hamilton HM 12, Bermuda.

Item 2(c).	Citizenship:

Each of the Master Fund and Offshore Fund is a Cayman Islands exempted company.

DCM is a Delaware limited liability company.

Each of Messrs. DellaCamera, Kurtz and Spinnato is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.10 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

68812R303

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Master Fund owns 3.5% Convertible Senior Notes due 2011 which convert into 998,074 shares of Common Stock.

DCM, in its capacity of investment manager of the Master Fund, may be deemed to beneficially own the 998,074 shares of Common Stock beneficially owned by the Master Fund.

Each of Messrs. DellaCamera, Kurtz and Spinnato, in their capacities as a controlling person of DCM, may each be deemed to beneficially own the 998,074 shares of Common Stock beneficially owned by DCM.

The Offshore Fund, in its capacity as the controlling shareholder of the Master Fund, may be deemed to beneficially own the 998,074 shares of Common Stock beneficially owned by the Master Fund.

Collectively, the Reporting persons beneficially own 998,074 shares of Common Stock.

(b)	Percent of class:

The Master Fund’s beneficial ownership of 998,074 shares of Common Stock constitutes 6.5% of all of the outstanding shares of Common Stock.

DCM’s beneficial ownership of 998,074 shares of Common Stock constitutes 6.5% of all of the outstanding shares of Common Stock.

Each of Messrs. DellaCamera, Kurtz and Spinnato’s beneficial ownership of 998,074 shares of Common Stock constitutes 6.5% of all of the outstanding shares of Common Stock.

The Offshore Fund’s beneficial ownership of 998,074 shares of Common Stock constitutes 6.5% of all of the outstanding shares of Common Stock.

Collectively, the Reporting Persons’ beneficial ownership of 998,074 shares of Common Stock constitutes 6.5% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote

The Master Fund, DCM, the Offshore Fund and Messrs. DellaCamera, Kurtz and Spinnato together have shared power to vote or direct the vote of 998,074 shares of Common Stock beneficially owned directly by the Master Fund.

(iii)	Sole power to dispose or to direct the disposition of

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of

The Master Fund, DCM, the Offshore Fund and Messrs. DellaCamera, Kurtz and Spinnato together have shared power to dispose or direct the disposition of 998,074 shares of Common Stock beneficially owned directly by the Master Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by the Master Fund. The Offshore Fund is the controlling shareholder of the Master Fund.

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a) in lieu of an Exhibit.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:     November 12, 2008

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Oscient Pharmaceuticals Corporation November 12, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:     November 12, 2008

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato